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                           December 17, 2020

       Anthony Poon
       Chief Executive Officer
       ALE Group Holding Ltd
       Unit 1005, 10/F, Tower A, New Mandarin Plaza,
       14 Science Museum Road,
       Tsim Sha Tsui, Hong Kong

                                                        Re: ALE Group Holding
Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed December 11,
2020
                                                            File No. 333-239225

       Dear Mr. Poon:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-1 filed December 11, 2020

       General

   1. Please update the beneficial ownership table in accordance with Item 6.E of Form 20-F and the share capital
information in accordance with Item 10.A of Form 20-F.
 Anthony Poon
FirstName
ALE GroupLastNameAnthony  Poon
           Holding Ltd
Comapany17,
December  NameALE
              2020 Group Holding Ltd
December
Page 2    17, 2020 Page 2
FirstName LastName
        You may contact Aamira Chaudhry at (202) 551-3389 or Theresa Brillant at (202) 551-
3307 if you have questions regarding comments on the financial statements and related matters.
Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Joan Wu